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SEC File Number: 001-32634
CUSIP Number: 83171V 10 0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): ☒  Form 10-K    ☐Form 20-F     ☐Form 11-K     ☐Form 10-Q   ☐ Form 10-D   ☐Form N-SAR  ☐Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Entire Form 10-K

PART I - REGISTRANT INFORMATION

Full name of registrant	Smart Online, Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number):
4505 Emperor Blvd, Suite 320
City, State, and Zip Code	Durham, North Carolina 27703

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if  needed.)

As previously reported, Smart Online, Inc. (the “Company”) is a defendant in a lawsuit filed on behalf of all persons who purchased the Company's securities from May 2, 2005 through September 28, 2007 and who claimed damages (the “Class Action Lawsuit”). The complaint asserts, among other things, violations of federal securities laws, including violations of Section 10(b) of the Exchange Act and Rule 10b-5. The complaint requested certification of the plaintiff as class representative and sought, among other relief, unspecified compensatory damages including interest, plus reasonable costs and expenses including counsel fees and expert fees.

The Company and the lead plaintiff in the action have been engaged in settlement negotiations, and have recently reached an agreement in principle and tentative settlement, which has not yet been signed, providing for the settlement of the securities class action on the terms described below. Once signed, the settlement would be subject to court approval.  The tentative settlement contemplates a cash payment of $350,000 to be made by the Company and the issuance to the class of 1,475,000 shares of Company common stock, in consideration for which all claims against the settling defendants would be dismissed with prejudice, with no admission of fault or wrongdoing by the Company or the other defendants.

The results of this tentative settlement  must be reviewed and analyzed  in detail for inclusion in the Company’s Form 10-K for the year ended December 31, 2009 as a subsequent event.  Additional  time is required to permit the Company to complete the review and analysis of this event for proper inclusion in the Form 10-K.  It is anticipated that the Company’s Form 10-K will  be filed no later than  April 15, 2010.

PART IV - OTHER INFORMATION

            (1)            Name and telephone number of person to contact in regard to this notification:

Thaddeus J. Shalek	(919)	765-5000
(Name)	(Area Code)	(Telephone Number)

            (2)            Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒  Yes  ☐  No

            (3)            Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes  ☐  No

             If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is presently evaluating the financial impact of the recent tentative settlement reached by the parties in the Class Action Lawsuit.  The Company's initial estimate of the additional charge to expenses for 2009 as a result of this tentative settlement is approximately  $2,150,000.  The information will be reviewed in detail and included as a subsequent event in the Company’s Form 10-K to be filed by April 15, 2010.

SMART ONLINE, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2010	By: /s/ Thaddeus J. Shalek Thaddeus J. Shalek Interim Chief Financial Officer

INSTRUCTION.  This form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers:  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).